Exhibit 99.1

Aris Mining REPORTS 2023 RESULTS WITH GUIDANCE ACHIEVED, net earnings of $11.4M, ADJUSTED EARNINGS OF $52.2M ($0.38/share), ADJUSTED EBITDA of $159M

Vancouver, Canada, March 6, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces financial and operating results for the three and twelve months ended December 31, 2023 (Q4 2023 and FY 2023, respectively). All amounts are in US dollars unless otherwise indicated.

	Q4 2023	FY 2023
Gold Production	61,052 ounces	226,151 ounces
Segovia Operations AISC/oz[1]	$1,264	$1,173
EBITDA[1]	$19.7M	$112.1M
Adjusted EBITDA[1]	$39.7M	$159.4M
Net earnings (loss)	($5.9M) or ($0.04)/share	$11.4M or $0.08/share
Adjusted earnings[1]	$11.8M or $0.09/share	$52.2M or $0.38/share

Aris Mining CEO Neil Woodyer stated: “In 2023, we restructured the operations team and introduced new operating procedures following the combination of GCM Mining and Aris Gold in September 2022. The new team achieved consistent quarter-over-quarter increases in gold production during 2023, significantly enhancing our position in 2024 and the future. We have achieved the initial phase of our vision to create an attractive gold mining company for investors by integrating profitable operations with exploration potential and growth projects.

During 2023, our high-grade Segovia Operations produced 202,940 ounces of gold at a processed grade of 10.4 g/t with all-in sustaining costs per ounce of $1,173, achieving production and AISC guidance. For the full year 2023, our mines generated $75.4 million in free cash flow from operations1 which largely funded $84.2 million in growth and expansion investments, and we ended the year with a cash position of $195 million.

With strong gold production results and substantial growth in mineral reserves and resources at our Segovia Operations, we have started construction to increase its processing capacity by 50% to 3,000 tonnes per day with completion expected in early 2025. As the new capacity is used, we expect to increase annual gold production at Segovia to over 300,000 ounces. Construction at our Marmato Lower Mine project has ramped up with initial access roads completed, the lead contractor for portal and decline development selected, and tenders for key items for the new processing plant underway. We are on pace to reach 500,000 ounces of gold production in Colombia in 2026.”

Operations Review - Segovia Operations

	Q4 2023	Q3 2023	FY 2023
Tonnes milled (t)	166,329	163,205	663,603
Average tonnes milled per day (tpd)	1,934	1,898	1,858
Average gold grade processed (g/t)	10.63	10.77	10.42
Gold produced (ounces)	54,719	53,826	202,940
Cash costs ($/ounce sold)[1]	997	954	928
AISC - owner operated mining ($/ounce sold)[1]	1,267	1,108	1,120
AISC - partner operated mining ($/ounce sold) [1,2]	1,261	1,308	1,242
AISC - total ($/ounce sold)[1]	1,264	1,194	1,173

1 AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted earning, free cash flow, cash costs and sustaining capital are non-IFRS financial measures in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section and the table titled “Quarterly and YTD Cashflow generation” below for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s interim and audited financial statements.

2 Partner-operating mining encompasses contractor workforce as well as the acquisition of mill-feed from artisanal and small-scale miner units.

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Aris Mining Quarterly and YTD Cashflow Generation - 2023 (US$ million)

	Q4	Q3	Q2	Q1	FY 2023
Gold sold (ounces)	62,083	59,040	54,228	49,158	224,509
Gold produced (ounces)	61,052	60,193	54,003	50,903	226,151
Average realized gold price ($/ounce sold)	$1,980	$1,913	$1,959	$1,869	$1,933

Gold revenue	$122.9	$113.0	$106.2	$91.9	$434.0
Total cash costs[1], royalties & social contributions	(75.5)	(67.3)	(62.5)	(51.1)	(256.4)
Sustaining capital[1] - Segovia infill exploration program	(1.3)	(1.3)	(0.3)	(0.8)	(4.6)
Sustaining capital[1] - other	(10.0)	(7.4)	(4.1)	(7.7)	(28.3)
All in sustaining margin	36.1	37.0	39.3	32.2	144.7

Taxes paid	—	—	(52.4)	—	(52.4)
General and administration expenses	(7.5)	(3.9)	(4.1)	(2.2)	(17.8)
Change in working capital, impact of foreign exchange	(8.0)	3.2	22.9	(17.0)	1.0
Free cash flow from operations	20.6	36.3	5.7	12.9	75.4

Expansion and growth capital[1] at:
Marmato Upper Mine & Lower Mine	(10.6)	(14.2)	(6.8)	(4.6)	(36.1)
Segovia Operations - regional exploration program	(6.0)	(2.6)	(2.9)	(2.5)	(14.0)
Segovia Operations - other	(10.3)	(4.0)	(4.7)	(0.1)	(19.1)
Toroparu Project	(1.7)	(3.9)	(4.6)	(4.7)	(14.9)
Total expansion and growth capital	(28.6)	(24.6)	(19.0)	(11.9)	(84.2)
Free cashflow from operations after expansion capital	(8.1)	11.7	(13.4)	1.0	(8.7)

Proceeds from warrant/option exercises	0.6	0.3	1.6	0.4	3.0
Soto Norte, deferred payment to Mubadala	—	—	—	(50.0)	(50.0)
Repayment of Gold-linked Notes	(1.8)	(1.8)	(1.8)	(1.8)	(7.4)
Contributions to investments in associates	(1.4)	(1.4)	(1.2)	(1.1)	(5.1)
Purchase of Denarius debentures and shares	(3.6)	—	—	(1.1)	(4.7)
Interest (paid), net of interest income	(2.0)	(12.3)	(0.2)	(17.5)	(31.9)
Net change in cash	(16.2)	(3.5)	(15.0)	(70.1)	(104.8)
Opening balance at the beginning of the period	210.8	214.3	229.3	299.5	299.5
Closing balance at the end of the period	$194.6	$210.8	$214.3	$229.3	$194.6

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Aris Mining's audited consolidated financial statements for three month and years ended December 31, 2023 and 2022 and related MD&A (together, the Annual Filings) are available on SEDAR+, and the Annual Filings and Aris Mining's annual report on Form 40-F for the year ended December 31, 2023 are available in the Company's filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the audited financial statements are available free of charge by written request to info@aris-mining.com.

FY2023 Conference Call Details

Management will host a conference call on Thursday, March 7, 2024, at 11:00 am ET/8:00 am PT to discuss the results and outlook for 2024. The call will be webcast and can be accessed at Aris Mining’s website at www.aris-mining.com, or at https://services.choruscall.ca/links/arismining2023q4.html

To join the conference via telephone dial:

•	Toll-free North America: 1-866-668-0730
•	International: +1 604-638-5357

Participants may also choose to pre-register to join the conference call automatically, at this link. Upon registering, participants will receive a calendar invitation with dial-in details and a unique PIN, which will allow them to bypass the operator queue and connect directly to the conference.

The call will be available for playback for one week by dialing:

•	Toll-free in the US and Canada:	+1 800.319.6413
•	International:	+1 604.638.9010
•	Replay access code:	0729

A replay of the event will be archived at Aris Mining Corporation - Investors - Events & Presentations (aris-mining.com).

About Aris Mining

Aris Mining is a gold producer in the Americas with an attractive blend of current production, exploration, and growth projects. The Company operates two mines in Colombia, the Segovia Operations and Marmato Upper Mine, known for their high-grade deposits, which produced 226,000 ounces of gold in 2023. With expansion projects in progress, Segovia and Marmato aim to produce a combined 500,000 ounces of gold in 2026. Aris Mining also operates and is 20% owner of the Soto Norte Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining is committed to pursuing acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

3	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Aris Mining contact:

Kettina Cordero Vice President, Investor Relations + 604.417.2574 info@aris-mining.com

Cautionary Language

Non-IFRS Measures

Free cash flow, cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted (loss)/earning, sustaining capital and expenditures on growth capital are non-IFRS financial measures and non-IFRS ratios. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. For full details on these measures and ratios refer to the “Non-IFRS Measures” section of the Company’s Management’s Discussion and Analysis for the three months and years ended December 31, 2023 and 2022 (MD&A). The MD&A is incorporated by reference into this news release and is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

The tables below reconcile the non-IFRS financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's 2023 audited consolidated financial statements.

Total cash costs

	Segovia Operations		Total Operations
	Quarter ended,		Year ended,	Quarter ended,		Year ended,
($000s except per ounce amounts)	Dec 31, 2023	Sept 30, 2023	Dec 31, 2023	Dec 31, 2023	Sept 30, 2023	Dec 31, 2023
Total gold sold (ounces)	55,736	52,627	201,652	62,083	59,040	224,509
Cost of sales[1]	61,993	56,543	213,649	76,580	68,534	261,766
Less: materials and supplies provision	(715)	-	(715)	(1,211)	(190)	(1,401)
Less: royalties[1]	(3,434)	(3,202)	(12,784)	(4,531)	(4,189)	(16,745)
Add: by-product revenue[1]	(2,297)	(3,153)	(13,081)	(2,565)	(3,514)	(14,199)
Less: other adjustments	-	-	-	-	-	77
Total cash costs	55,547	50,188	187,069	68,273	60,641	229,498
Total cash costs ($ per oz gold sold)	997	954	928	1,100	1,027	1,022

1.	As presented in the interim and audited consolidated financial statements and notes for the respective periods.

All-in sustaining costs (AISC)

	Segovia Operations			Total Operations
	Quarter ended,	Year ended,		Quarter ended,		Year ended,
($000s except per ounce amounts)	Dec 31, 2023	Sept 30, 2023	Dec 31, 2023	Dec 31, 2023	Sept 30, 2023	Dec 31, 2023
Total gold sold (ounces)	55,736	52,627	201,652	62,083	59,040	224,509
Total cash costs	55,547	50,188	187,069	68,273	60,641	229,498
Add: royalties[1]	3,434	3,202	12,784	4,531	4,189	16,745
Add: social programs[1]	2,501	2,249	9,573	2,653	2,434	10,157
Add: sustaining capital expenditures	8,669	6,685	25,136	11,020	8,143	30,842
Add: lease payments on sustaining capital	324	507	2,073	324	507	2,073
Total AISC	70,475	62,831	236,635	86,801	75,914	289,315
Total AISC ($ per oz gold sold)	1,264	1,194	1,173	1,398	1,286	1,289

1.	As presented in the interim and audited consolidated financial statements and notes for the respective periods.
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The table below reconciles the cash cost per ounce sold and the AISC per ounce sold for ore sourced from owner-operated mines and other partner-operated mines to the totals for the consolidated Segovia Operations:

	Quarter ended December 31, 2023		Year ended December 31, 2023
	Owner Operated mining[1]	Partner	Total	Owner Operated mining[1]	Partner	Total
		Operated mining[2]	Segovia		Operated mining[2]	Segovia
Attributable gold sold (ounces)	31,396	24,340	55,736	113,560	88,092	201,652
Total cash costs ($'000)[3]	27,632	27,915	55,547	88,069	99,002	187,071
Cash cost per ounce sold ($/ounce)[3]	$880	$1,147	$997	$776	$1,124	$928
All-in sustaining costs ($'000)[3]	39,781	30,694	70,475	127,232	109,405	236,637
AISC cost per ounce sold ($/ounce)[3]	$1,267	$1,261	$1,264	$1,120	$1,242	$1,173

				Quarter ended September 30, 2023
				Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia
Attributable gold sold (ounces)				30,030	22,597	52,627
Total cash costs ($'000)[3]				23,602	26,586	50,188
Cash cost per ounce sold ($/ounce)[3]				$786	$1,177	$954
All-in sustaining costs ($'000)[3]				33,279	29,553	62,831
AISC cost per ounce sold ($/ounce)[3]				$1,108	$1,308	$1,194

1.	Includes Company-operated areas within the mines, utilizing owner-managed labour.
2.	Comprises contractor-operated and other small-scale mining operations within and outside of the Company’s mining title that are operated by miners under contract to deliver the mill feed mined to the Company’s Maria Dama plant for processing.
3.	Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold).

Additions to mineral interests, plant and equipment

	Quarter ended,		Year ended,
($’000)	Dec 31, 2023	Sept 30, 2023	Dec 31, 2023
Sustaining capital
Segovia Operations	8,669	6,685	25,136
Marmato Upper Mine	2,351	1,457	5,706
Total	11,020	8,143	30,842
Non-sustaining growth capital
Segovia Operations	16,308	6,569	33,157
Toroparu Project	1,740	3,874	14,929
Marmato Lower Mine	9,394	8,413	27,814
Marmato Upper Mine	1,181	5,737	8,244
Juby Project	7	-	40
Total	28,630	24,594	84,184
Total Additions[1]	39,650	32,736	115,026
1. As presented in the interim and audited consolidated financial statements and notes for the respective periods.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

	Quarter ended,		Year ended,
($000s)	Dec 31, 2023	Sept 30, 2023	Dec 31, 2023
Earnings (loss) before tax[1]	7,963	26,156	58,826
Add back:
Depreciation and depletion[1]	7,535	10,938	34,944
Finance income[1]	(2,580)	(3,672)	(10,783)
Interest and accretion[1]	6,772	6,757	29,156
EBITDA	19,690	40,179	112,143
Add back:
Share-based compensation[1]	2,977	528	5,111
Revaluation of investments (Denarius) [1]	536	-	10,559
Loss from equity accounting in investee[1]	(3,667)	(1,062)	(59)
(Gain) loss on financial instruments[1]	13,429	(374)	13,078
Foreign exchange (gain) loss[1]	6,685	2,285	18,550
Adjusted EBITDA	39,650	41,555	159,382

1.	As presented in the interim and audited consolidated financial statements and notes for the respective periods.

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Adjusted net earnings and adjusted net earnings per share

	Quarter ended,		Year ended,
($000s except shares amount)	Dec 31, 2023	Sept 30, 2023	Dec 31, 2023
Basic weighted average shares outstanding	137,313,095	137,192,545	136,735,317
Diluted weighted average shares outstanding	137,313,095	137,484,041	137,062,505
Net earnings (loss)[1]	(5,944)	13,833	11,419
Add back:
Share-based compensation[1]	2,977	528	5,111
Revaluation of investments (Aris Gold/Denarius) [1]	536	-	10,559
(Income) loss from equity accounting in investee[1]	(3,667)	(1,062)	(59)
(Gain) loss on financial instruments[1]	13,429	(374)	13,078
Foreign exchange (gain) loss[1]	6,685	2,285	18,550
Income tax effect on adjustments	(2,221)	(796)	(6,434)
Adjusted net (loss) / earnings	11,795	14,414	52,224
Per share - basic ($/share)	0.09	0.11	0.38

1.	As presented in the interim and audited consolidated financial statements and notes for the respective periods.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s belief that it has significantly enhanced its position in 2024 and the future, the Company’s plans to increase the processing capacity at the Segovia Operations and the timing thereof, the expected increase in annual gold production at the Segovia Operations, the Company’s goal of producing 500,000 ounces of gold in Colombia in 2026 and the Company’s plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

Source: Aris Mining Corporation

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